No. 444/AB0-A00/FIN/09

July 2, 2009

VIA EDGAR

Larry Spirgel

Melissa Kindelan

Ivette Leon

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re.  :

PT Indosat Tbk

Form 20-F for the Fiscal Year Ended December 31, 2008 (the “Form 20-F”)

Filed April 15, 2009

File No. 001-13330

Ladies and Gentlemen:

On behalf of PT Indosat Tbk, a company incorporated under the laws of the Republic of Indonesia (“Indosat”, or the “Company”), we acknowledge receipt of the SEC Staff’s comment letter dated June 17, 2009 relating to Indosat’s annual report for the fiscal year ended December 31, 2008 filed on Form 20-F.  As agreed with the Staff via telephone on July 1st, we expect to provide our written response to the Staff’s comment letter through EDGAR by Friday, July 3, 2009. We note that Friday, July 3rd, is a holiday and that the SEC will not receive our response until Monday, July 6th.

We appreciate your understanding and look forward to resolving the Staff’s comment as expeditiously as possible. If you have any further questions, please feel free to contact me at (62-21) 3869-606, or Matthew Sheridan, of Sidley Austin, at (852) 2901–3886 or msheridan@sidley.com.

Very truly yours,

Wong Heang Tuck

Chief Finance Officer and Director

cc:

G. Matthew Sheridan

            Sidley Austin